

Mail Stop 3561

July 16, 2009

Via U.S. Mail and Facsimile

Thomas P. Benson
Chief Financial Officer
CKX, Inc.
650 Madison Avenue
New York, New York 10022

> **RE:** **CKX, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-K/A for the fiscal year ended December 31, 2008**
> **File No. 000-17436**

Dear Mr. Benson:

    We have reviewed your responses to the comments in our letter dated June 4, 2009 and have the following additional comments.

Form 10-K for fiscal year ended December 31, 2008

Exhibits, page 87

1. We note your response to our comment 7 and reissue the comment. The materiality qualification set forth in Item 601(b)(2) of Regulation S-K does not apply by analogy to exhibits filed pursuant to Item 601(b)(10). Furthermore, you have not set forth in your response any materiality analysis that would indicate that the omitted schedules and exhibits are not material. Please file in full all exhibits incorporated by reference, including all attachments, schedules, and exhibits.

Form 10-K/A for fiscal year ended December 31, 2008

Annual Incentives, page 12

2.   We note your response to our comment 9 and reissue in part. Please disclose the formula you used to determine Mr. Sillerman's 2008 bonus. We are still unclear as to how you determined to award Mr. Sillerman a bonus that represented 72.4% of his target bonus. Please specifically address how you determined his award in light of the fact that certain performance goals were met and not others.

3.   We note your response to comment 12. Please confirm that in future filings you will disclose the exact formula used to determine the bonuses paid to all named executives, including how bonuses are determined if certain budget goals are met and not others.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　　　If you have any questions regarding these comments, you may contact Chanda DeLong at (202) 551-3490. If you need further assistance, you may contact me at (202) 551-3755.

　　　　　　　　　　　　　　　　　　　Regards,

　　　　　　　　　　　　　　　　　　　Max A. Webb
　　　　　　　　　　　　　　　　　　　Assistant Director

Via facsimile: Thomas P. Benson, Chief Financial Officer
　　　　　　　　　(212) 486-4869